

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2023

Daniel P. Amos
Chairman and Chief Executive Officer
Aflac Incorporated
1932 Wynnton Road
Columbus, Georgia 31999

> **Re: Aflac Incorporated**
> **Registration Statement on Form S-3**
> **Filed August 4, 2023**
> **File No. 333-273722**

Dear Daniel P. Amos:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or Christian Windsor, Legal Branch Chief, at 202-551-3419 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance